Mail Stop 4561

May 21, 2008

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

> **Re: BankUnited Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Form 10-Q for the Quarterly Period Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Schedule 14A**
> **File No. 001-13921**

Dear Mr. Camner:

We have reviewed your response dated May 12, 2008 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Three Months Ended December 31, 2007

Asset Quality, page 36

1.   In your response to comments 20 and 21 of our letter dated April 25, 2008, you state that the loans transferred from held for sale to portfolio had been originated with the intent to sell them to a purchaser under a pre-existing arrangement, but were rejected as a result of the purchaser's due diligence. The loans were transferred at the lower of cost or market and no loss was realized. Please tell us if the quotes used to determine the market value of these loans was from the pre-existing commitment or subsequent to reflect the defects of the rejected loans or other market liquidity issues. If not, please consider these defects

and other liquidity issues in determining the market value and determine if a loss would result considering the fact that such loans were rejected under a pre-existing commitment.

2.   Please tell us and revise your future filings to disclose how you define foreseeable future for purposes of considering your intent and ability to hold loans in your portfolio.

Form 10-Q for the Three and Six Months Ended March 31, 2008

Note 3 – Investments and Mortgage-backed Securities Available for Sale, page 10

3.   We note your disclosure on page 12 that you hold $1.5 million of trust preferred securities of other issuers that have gross unrealized losses in excess of 12 months of $488 thousand as of March 31, 2008. Given the length and severity of the decline in fair value, please tell us how you concluded these securities were not other-than temporarily impaired as of March 31, 2008. Please ensure your response includes a discussion of the industry the trust preferred issuer operates in, current credit rating of the trust preferred security and whether there have been any recent credit rating downgrades.

4.   We note your disclosure on page 13 that you recorded an impairment charge of $16.2 million on five subordinate classes of your 2005 securitization, and that as of March 31, 2008, you had gross unrealized losses in excess of 12 months of $19.2 million on similar securities with a fair value of $235.2 million. Please respond to the following:

- Tell us, and consider disclosing in future filings, the credit ratings of these securities. Please ensure your response specifies the rating by class, and quantifies the dollar amount of securities in each class;

- Tell us, and disclose in future filings, whether any of these securities have been downgraded, or have been placed on a ratings watch since September 30, 2007;

- Given your disclosure on page 13 that you estimate that loss projections could completely erode the value of the two most subordinate classes, and significantly erode the next three most subordinate classes, tell us whether the impairment charge you took was on each of these five subordinate classes, or just certain of these five subordinate classes. If the latter is true, please explain how you concluded the other subordinate classes were not other-than-temporarily impaired;

- Tell us whether any class of these securities are within the scope of EITF 99-20. If so, please tell us the dollar amount of the securities that are accounted for under EITF 99-20, and how you determined whether an impairment had occurred under that guidance on any of these securities; and

- To the extent that you continue to hold classes of securities that have been downgraded since September 30, 2007 and you did not take an other-than-temporary impairment charge on the securities, please tell us how you concluded an impairment charge was not necessary, even after your evaluation of the cash flows of the securities. In this regard, we note that any rating agency downgrade may represent the market's views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

5.   We note on page 13 that you review the assets held by the mutual funds to determine whether any of those assets provide evidence that unrealized losses in such mutual funds may be other than temporary. Please tell us and review your impairment evaluation of your investment in mutual funds considering the guidance provided in paragraph 4(a)(2) of FSP 115-1, that investors shall not "look through" the form of their investment to the nature of the securities held by a mutual fund, and rather be assessed for impairment as an equity security under FSP 115-1.

Loss Mitigation, page 48

6.   We note your response to comment 11 of our letter dated April 28, 2008 and the amount of loans that have been subject to your loss mitigation strategies. Please revise future filings to disclose the expectation of trends in loss mitigation activity in future periods considering the trends in non-performing loans and expected reset date of payment option loans.

Real Estate Owned, page 50

7.   On page 50 you state that realized sales proceeds for the sales during the first half of fiscal year 2008 averaged approximately 82% of appraised value at the time of foreclosure, compared to 81% for the prior years' sales. Please tell us how you determined the loss upon foreclosure that was charged-off to the allowance for doubtful accounts, and confirm any subsequent loss based on sales proceeds was recorded as a realized loss or subsequent impairment to the other real estate owned.

Allowance for Loan Losses, page 50

8.   On page 51 you state that historical loan losses are separately calculated for one-to-four family residential loans with and without mortgage insurance policies, and a blended loss rate is applied to determine the level of the allowance. If true, please confirm in your response as well as your future filings that you factor in probable recoveries under PMI policies in developing your provision for loan losses. Further, clarify how default statistics are factored into the developing the provision and your basis for using a blended loss rate rather than separate historical loss rates for loans with and without mortgage insurance.

9.   On page 51 you state that subsequent to September 30, 2007, the policy regarding the home equity lines was revised to require loans that reached 270 days delinquent are charged-off. Please tell us and revise future filings to clarify if the effect of the revised

policy was to provide a defined charge-off period or extend the point upon which a home equity line is fully reserved. Clearly describe the reasons for this change in policy.

Mortgage Insurance, page 52

10.   We note your response to comment 12 of our letter dated April 25, 2008 and disclosure on page 53 that approximately 897 loans, representing approximately 2.5% of the total number of loans outstanding, with an outstanding principal balance of $142.5 million were originated with loan to value ratios over 80% and did not have mortgage insurance. Please tell us and disclose in future filings the amount of these loans reserved for and how you considered these and other loans without mortgage insurance when determining the adequacy of your allowance.

Schedule 14A

Cash Bonuses, page 15

11.   Regarding performance targets used for the compensation of named executive officers other than the COO and the CEO, we note your conclusion that these targets were not material because they "were used only as a part of the overall assessment of performance." To the extent they are not material in the future, disclose in the proxy that these targets were not material to a determination of the officers' compensation and explain how the lack of material performance targets meets the goals of your compensation program and the reason that you use these performance targets if they do not directly impact compensation. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

12.   In your response to comment 20, you indicate that you do have performance targets that are material to determining the compensation paid to your CEO and CFO. The staff is not able to agree with your conclusion that since some of your targets are confidential under Instruction 4 to Item 402 of Regulation S-K, you may refrain from disclosing all performance targets. Revise your disclosure in future filings to disclose all non-confidential targets. To the extent that compensation amounts were affected by the executives performance with regard to targets that were not disclosed, you should provide sufficient analysis of the affect of the executive's performance with regard to those targets had upon the amounts awarded and include the analysis of the level of difficulty required to meet those targets, as contemplated by Instruction 4.

13.   The staff is unable to agree with your analysis of the confidential nature of the targets relating to the bank's examination, referenced in the last sentence on page 19. Please specifically analyze the confidential nature of these targets, rather than regulatory examination reports in general. Also, please confirm that you will discuss any material effect that these targets had upon the compensation awarded to the named executives.

* * * * *

Alfred R. Camner
BankUnited Financial Corporation
May 21, 2008
Page 5

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494. All other questions may be directed to David Lyon at (202) 551-3421 or Chris Windsor at (202) 551-3419.

Sincerely,

Todd Schiffman
Assistant Director